Exhibit (a)(5)(K)

News from
Arch Coal, Inc.

FOR FURTHER INFORMATION:
Media — Kim Link 314/994-2936
Investors — Deck Slone 314/994-2717
and Jennifer Beatty 314/994-2781

For Immediate Release
Arch Coal Completes Tender Offer
for Outstanding Shares of International Coal Group
Acquisition Expected to Close Tomorrow
     ST. LOUIS (June 14, 2011) — Arch Coal, Inc. (NYSE: ACI) (“Arch”) today announced the completion of the cash tender offer by Arch and its wholly owned subsidiary, Atlas Acquisition Corp. , for all of the outstanding shares of common stock of International Coal Group, Inc. (NYSE: ICO) (“ICG”). The tender offer expired at 8:00 a.m., New York City time, today and was not extended.
     Computershare Trust Company, N.A., the depositary for the tender offer, has advised Arch that a total of approximately 187,951,479 shares of ICG’s common stock were validly tendered and not properly withdrawn upon the expiration of the tender offer (including approximately 16,244,757 shares subject to guaranteed delivery procedures). The number of shares validly tendered and not properly withdrawn upon the expiration of the tender offer represents approximately 92.1% of ICG’s outstanding common stock on a non-fully diluted basis, and approximately 89.3% of ICG’s outstanding common stock on a fully diluted basis (as determined pursuant to the previously announced merger agreement). Arch has accepted for payment all shares that were validly tendered and not properly withdrawn in the tender offer.
     Arch also announced that it intends to exercise today its option, under the terms of the merger agreement, to purchase directly from ICG an aggregate number of additional shares of ICG common stock that, when added to the number of shares already owned immediately prior to the exercise of such option (which for these purposes does not include shares that have been tendered subject to guaranteed delivery procedures), results in Arch owning one share more than 90% of the outstanding shares of ICG.
     Following the exercise of the option and pursuant to the merger agreement, ICG will be merged with Atlas Acquisition Corp. and function as a wholly owned subsidiary of Arch. Arch expects to effect a “short form” merger under Delaware law and complete the acquisition of ICG on June 15, 2011.
     Under the merger agreement and pursuant to the plan of merger contained therein, at the effective time of the merger, each share then outstanding (other than any shares in respect of which dissenters’ rights are validly exercised and any shares held by Arch, ICG (in its treasury), or any of their wholly owned subsidiaries) will be converted into the right to receive the same offer price of $14.60 per share (in cash, net to the seller, without interest and subject to any required withholding taxes) that was paid in the tender offer. Promptly after the completion of the merger, Arch intends to cause all shares of ICG’s common stock to be delisted from the New York Stock Exchange (“NYSE”). Upon completion of the merger, ICG shares will cease to be traded on the NYSE and ICG will no longer have reporting obligations under the Securities Exchange Act of 1934, as amended.
About Arch
U.S.-based Arch is one of the world’s largest coal producers, with more than 160 million tons of coal sold in 2010. Arch’s national network of mines supplies cleaner-burning, low-sulfur coal to customers on four continents, including U.S. and international power producers and steel manufacturers. In 2010, Arch achieved record revenues of $3.2 billion. For more information, visit www.archcoal.com.
Important Additional Information
     This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. Arch has filed with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO on May 16, 2011, as amended through the date of this release. ICG filed a tender offer solicitation/recommendation statement on Schedule 14D-9 with the SEC on May 16, 2011, as amended through the date of this release. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. ICG stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website: www.sec.gov. The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement) may also be obtained for free by contacting Innisfree M&A. Stockholders may call toll free (877) 717-3922. Banks and brokers may call collect (212) 750-5833.
Arch Coal Investor Relations 314/994-2897
Forward-Looking Statements: This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties arise from changes in the demand for our coal by the domestic electric generation industry; from legislation and regulations relating to the Clean Air Act and other environmental initiatives; from operational, geological, permit, labor and weather-related factors; from fluctuations in the amount of cash we generate from operations; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. For a description of some of the risks and uncertainties that may affect our future results, you should see the risk factors described from time to time in the reports we file with the SEC.
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